UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

IRVINE SENSORS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

463664 50 8
(CUSIP Number)

March 18, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of  the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46366 41 02	SCHEDULE 13G	Page 2 of 10

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLENBROOK CAPITAL, L.P., a Nevada Limited Partnership (the “Fund”) EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 280,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 280,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instruction) PN

CUSIP NO. 46366 41 02		SCHEDULE 13G	Page 3 of 10

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation (“GCM”) EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0

	6.	Shared Voting Power 280,000 shares, all of which are directly held by the Fund. GCM is one of the general partners of the Fund.

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 280,000 shares, all of which are directly held by the Fund. GCM is one of the general partners of the Fund.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instruction) CO

CUSIP NO. 46366 41 02	SCHEDULE 13G	Page 4 of 10

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) GROVER T. WICKERSHAM

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.

Sole Voting Power

36,700 shares, of which 32,500 shares are held directly by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, for which Mr. Wickersham serves as trustee, and 4,200 shares are held directly by Grover T. Wickersham, P.C., the professional corporation of which Mr. Wickersham is the principal owner. Mr. Wickersham may be deemed to be the beneficial owner of such shares.

6.

Shared Voting Power

454,000 shares, 280,000 of which are directly held by the Fund and 174,000 of which are held by Oxcal Venture Fund, L.P., a limited partnership of which Mr. Wickersham serves as one of two general partners. Mr. Wickersham disclaims beneficial ownership of the shares held directly by the Fund and Oxcal.

7.

Sole Dispositive Power

36,700 shares, of which 32,500 shares are held directly by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, for which Mr. Wickersham serves as trustee, and 4,200 shares are held directly by Grover T. Wickersham, P.C., the professional corporation of which Mr. Wickersham is the principal owner.

8.

Shared Dispositive Power

454,000 shares, 280,000 of which are directly held by the Fund and 174,000 of which are held by Oxcal. Mr. Wickersham disclaims beneficial ownership of all the shares held directly by the Fund and Oxcal.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 490,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.0%

12.	Type of Reporting Person (See Instruction) IN

Item 1(a).                Name of Issuer:

                                IRVINE SENSORS CORPORATION

Item 1(b).               Address of Issuer’s principal executive offices:

                                3001 Redhill Avenue, Building 4

                                Costa Mesa, CA 92626

Item 2(a).                Name of person filing:

Glenbrook Capital, L.P. The general partners of Glenbrook Capital, L.P. are Glenbrook Capital Management, a Nevada corporation and Grover T. Wickersham.

Item 2(b).               Address or principal business office or, if none, residence:

430 Cambridge Avenue, Suite 100

Palo Alto, CA 94306

The above address is the address for Glenbrook Capital, L.P. and Grover T. Wickersham and Glenbrook Capital Management, the general partners.

Item 2(c).                Citizenship:

Glenbrook Capital, L.P. is a Nevada limited partnership. Glenbrook Capital Management, its general partner, is a Nevada corporation. Grover T. Wickersham is a U.S. citizen.

Item 2(d).               Title of class of securities:

Common Stock

Item 2(e).                CUSIP No. 463664 50 8

Item 3.                    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

(a)           ☐      Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)           ☐      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)           ☐      Insurance company as defined in section 3(a)(19) of the Act (15 U.S. C. 78c);

(d)           ☐      Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)           ☐      An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)            ☐      An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)           ☐      A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)           ☐      A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)            ☐      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);

(j)            ☐      Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Inapplicable

Item 4.    Ownership

                The information regarding ownership as set forth in Items 5-9 of Pages 2-4 hereto is hereby incorporated by reference.

                For a summary of total ownership by all Reporting Persons, see Exhibit B hereto.

Item 5.    Ownership of Five Percent or Less of a Class

Inapplicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Inapplicable

Item 7.             Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Inapplicable

Item 8.    Identification and Classification of Members of the Group

Inapplicable

Item 9.    Notice of Dissolution of the Group

Inapplicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                Dated:    March 28, 2002

GLENBROOK CAPITAL, LP
a Nevada limited partnership

By:	GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation,
its General Partner

	By:	/s/ John Perry
	Name:	John Perry
	Title:	Chief Financial Officer

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

By:	/s/ John Perry
Name:	John Perry
Title:	Chief Financial Officer

/s/ Grover T. Wickersham
Grover T. Wickersham

EXHIBIT INDEX

A.            Agreement of Joint Filing (page 9 hereof)

B.            Summary of Share Ownership (page 10 hereof)

EXHIBIT A

AGREEMENT OF JOINT FILING

                The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Schedule 13G, dated on or about March 28, 2002, containing the information required by Schedule 13G, for the shares of Common Stock of Irvine Sensors Corporation held by Glenbrook Capital, L.P., a Nevada limited partnership and with respect to Glenbrook Capital Management, a Nevada corporation and Grover T. Wickersham, the general partners, such other holdings as may be reported therein.

Dated: March 28, 2002
GLENBROOK CAPITAL, L.P.
a Nevada Limited Partnership

	By:	GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation,
its General Partner

	By:	/s/ John Perry
	Name:	John Perry
	Title:	Chief Financial Officer

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

	By:	/s/ John Perry
	Name:	John Perry
	Title:	Chief Financial Officer

/s/ Grover T. Wickersham
Grover T. Wickersham

EXHIBIT B

SUMMARY OF SHARE OWNERSHIP

	Number of Shares Beneficially Owned			Percentage Owned
Name	Direct	Indirect		Direct	Indirect

Glenbrook Capital, L.P.	280,000	0		5.1%	0
Glenbrook Capital Management(1)	0	280,000	(2)	0	5.1%
Grover T. Wickersham(1)	0	490,700	(3)	0	9.0%

_______

(1)                Glenbrook Capital Management, a Nevada corporation, and Grover T. Wickersham are the general partners of Glenbrook Capital, L.P., the Reporting Person. They are included in this Schedule 13G by virtue of that position in Glenbrook Capital, L.P., the reporting person.

(2)                Includes 280,000 shares held directly by Glenbrook Capital, L.P., as to which Glenbrook Capital Management may be deemed to be a beneficial owner by virtue of its position as a general partner of the limited partnership.

(3)                Includes (i) 280,000 shares held directly by Glenbrook Capital, L.P., as to which Grover T. Wickersham may be deemed to be a beneficial owner by virtue of his position as a general partner of the limited partnership, but as to which Mr. Wickersham disclaims beneficial ownership; (ii) 32,500 shares held directly by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, for which Mr. Wickersham serves as trustee, and as to which he may be deemed to be the beneficial owner, but as to which he disclaims beneficial ownership to the extent such shares are held for the benefit of the employee-participants of the plan; (iii) 4,200 shares held directly by the Grover T. Wickersham, P.C., the professional corporation of which Mr. Wickersham is the majority owner; and (iv) 174,000 shares held directly by Oxcal Venture Fund, L.P., as to which Mr. Wickersham may be deemed to be a beneficial owner by virtue of his position as a general partner of the limited partnership, but as to which Mr. Wickersham disclaims beneficial ownership.